

Independent Accountant's Review Report

To Management
Discotech Inc
Los Angeles, CA

I have reviewed the accompanying balance sheet of Discotech Inc as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 1, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DISCOTECH INC.
BALANCE SHEET (UNAUDITED)
December 31, 2015 and 2014
_____

ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 66,031	$ 200,425
Accounts Receivable	30,156	3,473
TOTAL CURRENT ASSETS	96,187	203,898
NON-CURRENT ASSETS		
Property, Plant & Equipment	3,990	3,163
Deferred Tax Asset	87,560	42,389
TOTAL NON-CURRENT ASSETS	91,550	45,552
TOTAL ASSETS	$ 187,737	$ 249,450

1

See accompanying notes.

DISCOTECH INC.
BALANCE SHEET (UNAUDITED)
December 31, 2015 and 2014
_____

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	$ 991	$ 3,595
TOTAL CURRENT LIABILITIES	991	3,595
NON-CURRENT LIABILITIES		
Convertible Notes	430,138	405,988
TOTAL NON-CURRENT LIABILITIES	430,138	405,988
TOTAL LIABILITIES	431,129	409,583
STOCKHOLDERS' EQUITY		
Common Stock (13,255,112 shares issued and outstanding, $.0001 par value)	1,326	1,326
Retained earnings	(332,277)	(203,849)
Accumulated Other Comprehensive Income	87,560	42,389
TOTAL STOCKHOLDERS' EQUITY	(243,391)	(160,134)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 187,737	$ 249,450

See accompanying notes.

DISCOTECH INC.
COMPREHENSIVE INCOME STATEMENT (UNAUDITED)
For the Years Ended December 31, 2015 and 2014
_____

Sales	2015	2014
Table Revenue	$ 81,078	$ 23,767
Ticket Revenue	19,609	8,260
Guest List Revenue	16,043	3,569
Total Sales	116,730	35,596
Cost of Sales	16,163	7,548
Gross Profit	100,567	28,048
Operating Expenses		
Contract Labor	79,860	-
Rent & Utilities	38,191	18,257
Advertising	33,677	48,503
Interest Expense	24,150	3,488
Employee Salaries & Benefits	22,757	35,453
General and Administrative	18,962	17,949
Supplies	4,217	9,576
Travel	2,942	10,742
Meals and Entertainment	2,597	4,130
Computer & Internet	2,275	1,061
Total Operating Expenses	229,628	149,159
Income from Operations	(129,061)	(121,111)
Other Comprehensive Income		
Change in Value of Deferred Tax Asset	45,171	42,389
Net Income	$ (83,890)	$ (78,722)

See accompanying notes.

DISCOTECH INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the Years Ended December 31, 2015 and 2014
_____

	2015	2014
Cash Flows From Operating Activities		
Net Loss For The Year	$ (83,890)	$ (78,722)
Increase (Decrease) in Current Assets		
Accounts Receivable	(28,523)	(3,473)
Increase in Value of Deferred Tax Asset	(45,171)	(42,389)
Net Cash Flows From Operating Activities	(157,584)	(124,584)
Cash Flows From Investing Activities		
Additions to Fixed Assets	(960)	(3,603)
Net Cash Flows From Investing Activities	(960)	(3,603)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	-	170,000
Increase in Accrued Interest	24,150	3,488
Net Cash Flows From Investing Activities	24,150	173,488
Cash at Beginning of Period	200,425	155,124
Net Increase (Decrease) In Cash	(134,394)	45,301
Cash at End of Period	$ 66,031	$ 200,425

See accompanying notes.

DISCOTECH INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 and 2014

ORGANIZATION AND NATURE OF ACTIVITIES

Discotech Inc ("the Company") develops and distributes the mobile application Discotech on the iOS and Android platforms. Discotech allows its end users to browse events, reserve bottle service, purchase pre-sale tickets, and sign up for VIP guest lists to nightlife venues in different U.S cities. Discotech partners with nightlife venues to help them market their events and sell their inventory to the Company's end users. The Company also develops and runs the website www.discotech.me which it uses to generate customer leads to the Discotech mobile app.

Discotech was incorporated on October 7th, 2013 in the State of California, and operates its businesses out of 928 N Western Avenue in Los Angeles, California. Our mission is to make it more efficient and transparent for customers to enjoy nightlife.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates involved in the preparation of these statements include the amount of interest expense capitalized and the value of deferred tax assets related to net operating loss carry forwards. It is at least reasonably possible that these estimated values could change during subsequent periods.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable include all commissions generated by Discotech that are still owed to the Company from our nightlife venue customers and partners. The Company's experience has shown that losses on accounts receivables are rare, thus no allowance for loss has been recorded in the statements.

Property, Plant & Equipment

The Company's property, plant, and equipment consists primarily of electronic hardware such as monitors and office furniture that were paid for by the company. The majority of electronics used by the employees of the Company are owned by and paid for by the individual employees.

DISCOTECH INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 and 2014

Accounts Payable

Accounts Payable include amounts owed to our club partners for the face value of tickets that we have sold on their behalf. Discotech makes profit on ticket sales by charging tickets at face value and then adding a service fee on top. Discotech keeps the service fee and then returns the face value of the ticket to our venue partner. The accumulated value of the ticket revenue that we owe to our partners comprises our accounts payable.

Convertible Notes

The company issued Convertible Notes ("the Notes") with interest rates ranging from 4% to 8% to various parties, all of which were early investors of Discotech. The Notes are convertible to equity at a valuation cap of $4,000,000. The Notes are payable at 150% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion.

Interest on the Notes is accrued at a weighted annual rate of 6%. Interest expense amounted to $3,488 and $24,150 as of December 31, 2015 and 2014, respectively.

Table Revenue

The Company generates between a 10% and 15% commission on any table reservations that are booked on the Discotech app by its end customers. This commission is paid to Discotech by the venue partner after the end customer has paid for the service at the venue. Discotech will recognize this revenue after the collection of the amounts due is reasonably assured.

Ticket Revenue

The Company sells tickets to different events that it hosts on the app. Discotech collects payment from its end customers for the face value of any tickets sold plus a service fee. Discotech will recognize revenues from ticket sales whenever a digital transaction occurs, and when payment is collected by the Company.

Guest List Revenue

Discotech enables its end customers to sign up for guest lists, which are free or discounted entry coupons to nightlife events. The Company receives commission for every customer that checks into an event via Discotech's guest list. This commission is paid to the Company by its nightlife venue partner. Revenue is recognized when payment has been collected by Discotech.

Cost of Sales

Cost of Sales consists of the face-value of any tickets sold on Discotech that are paid back to the venue where they are redeemed.

DISCOTECH INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 and 2014

Income

The Company derives income from commissions generated from the sale of bottle service, pre-sale tickets, and guest list admission.

Contract Labor

During 2015, the Company employed outside contractors to develop various aspects of the Company's customer facing software. These costs were expensed as incurred.

Federal Income Taxes

The Company generated a net operating loss during both 2015 and 2014, thus no federal or state income tax expenses have been recorded in the statements. The company will carry forward its losses from 2014 and 2015 to future years. Net operating loss carry forwards expire if unused after twenty years from the date the Company incurred the loss associated with the carry forward. The Company has recognized a deferred tax asset related to the NOL carry forwards using an assumed effective tax rate of 35%. The value of the deferred tax asset was $87,560 and $42,389 in 2015 and 2014, respectively.

The Company's federal tax filings for tax years 2013, 2014, and 2015 remain open for review by the IRS until 2017, 2018, and 2019, respectively. In general, federal tax filings may be subject to audit for up to three years from the date of filing or the date the return was originally due, whichever is later.

GOING CONCERN

The Company's financial statements assume that the Company will continue as a going concern in spite of substantial losses in current and prior years. The Company intends to raise capital through an equity crowdfund offering during 2016. However, the Company may be unable to continue operations if losses continue and the Company is unable to obtain additional capital to finance operations beyond the immediate future.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2015 through August 1, 2016, the date these financial statements were available to be issued.